January 5, 2009
Mr. Chris Chase
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 3561
Washington, D.C. 20549

Re:	Blue Nile, Inc. (File No. 000-50763)
Form 10-K for the Fiscal Year Ended December 30, 2007
Definitive Proxy Statement on Schedule 14A
Form 10-Q for the Fiscal Quarter Ended June 29, 2008
Form 10-Q for the Fiscal Quarter Ended September 28, 2008
Dear Mr. Chase:
As per your conversation with Lauren Neiswender, Blue Nile General Counsel, thank you for extending our time to forward our written response to you up to and including January 29, 2009.
Thank you again for your courtesy and cooperation in this matter.
Sincerely,
Blue Nile, Inc.
/s/ Diane M. Irvine
Diane M. Irvine
Chief Executive Officer and President